UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.1)

Packetport.com, Inc.
(Name of Issuer)

COMMON STOCK, $.03 PAR VALUE
(Title of Class of Securities)

69521P 10 9
(CUSIP Number)

Gustave T. Dotoli Packetport.Com, Inc. 587 Connecticut Avenue Norwalk, CT 06854 (203) 838-2741
(Name, address and telephone number of person authorized to receive notices and communications)

February 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 69521P 10 9	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gustave T. Dotoli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
N/A			(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
78,750 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
78,750 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,750 shares of common stock owned by Gustave T. Dotoli, individually, 2,500 shares owned each by Gustave Dotoli Jr. (Son), Sharon Conti (Daughter), Susan Latorro (Daughter), Dianne Espisoto (Daugher, and 50,000 shares owned by mPhase Technologies, Inc., a New Jersey corporation, Ticker (XDSL) in which Mr. Dotoli is a Director and Chief Operating Officer for a Total Aggregate of 138,750 deemed Beneficially owned.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 Page 2 of 5 pages

CUSIP No. 69521P 10 9	13D	Page 3 of 5 Pages

The following constitutes the amendment No. 1 to Schedule 13D filed by the undersigned (the "Schedule 13D"). This amendment No. 1 amends the Schedule 13D, as amended, previously filed by the undersigned.

Item 1.

Security and Issuer.

This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value of Packeport.Com,Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

Item 2.

Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Gustave T. Dotoli.

2(d), 2(e) During the past five years, Mr. Dotoli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On October 19, 2007, in connection with the settlement and dismissal of a civil law suit originally filed on November 16, 2005 by the Securities and Exchange Commission in the Federal District Court in the District of Connecticut, the SEC issued a Cease and Desist Order and certain remedial actions against Packeport.com, Inc. and Mr. Dotoli as a Director and Officer and others. More information regarding the detailed terms of the settlement can be found in SEC release No 8858 dated October 18, 2007 promulgated under the Securities Act of 1933, as amended, and SEC Release No. 56672 dated October 18, 2007 promulgated under the Securities Exchange Act of 1934, as amended.

2(f) Mr. Dotoli is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

None

Item 4.

Purpose of Transaction.

Pursuant to the Terms of a Definitive Proxy, dated January 21, 2008, Packetport.com, Inc. entered into a merger agreement in which a wholly-owned subsidiary of Packeport.com. Inc. would merge with Wyndstorm Corporation, a privately-held corporation organized under the laws of the state of Delaware. As a result of such merger, and a 20/1 reverse split of common stock following the merger, shareholders of Packetport.com, Inc. ownership was significantly reduced from 100% to approximately 13% of Packetport.com, Inc with shareholders of Wyndstorm acquiring approximately 85% of the outstanding stock of Packetport.com, Inc. As a result of such Merger, Mr. Dotoli resigned as a Director and officer of Packetport.com, Inc. and his stock ownership in Packeport.com, Inc. has been significantly reduced as set forth herein. For complete details of the Merger transaction see the Definitive Proxy.

Interest in Securities of the Issuer.

(a) Not applicable

(b) Not applicable

(c) and Mr. Dotoli individually owns an aggregate of 78,750 shares of Common Stock. Mr. Dotoli has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Dotoli beneficially (including a total of 10,000 shares beneficially owned by members of Mr. Dotoli’s family and 50,000 shares of common stock owned by mPhase Technlogies, Inc in which Mr. Dotoli is a Director and Chief Operating Officer) is deemed to control a total of 138,750 of shares of Common Stock, inclusive of options, representing in the aggregate .91% of the total outstanding shares of the Common Stock.

CUSIP No. 69521P 10 9	13D	Page 4 of 5 Pages

5(d) No person other than the son and daughters of Mr. Dotoli who own a total of 10,000 shares and mPhase Technologies, Inc. that owns 50,000 shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

Item 5(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.

Materials to be Filed as Exhibits.

None.

CUSIP No. 69521P 10 9	13D	Page 5 of 5 Pages

SIGNATURE

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:/s/ Gustave T. Dotoli
Dated: February 25, 20008	Gustave T. Dotoli